UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc’s. Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the first quarter ended March 31, 2004.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  May 10, 2004

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the three month period ended March 31, 2004

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis covers our unaudited interim consolidated financial statements for the three month period ended March 31, 2004 in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  See note 11 of the unaudited interim consolidated financial statements for a reconciliation to Canadian GAAP.  This discussion and analysis provides an update to the discussion and anlysis prepared for the fifteen month period ended December 31, 2003 and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements for the fifteen month period ended December 31, 2003.

Effective January 1, 2004, our functional currency changed to the U.S. dollar and accordingly we elected to report our consolidated financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar (see Accounting Changes for further information).

Overview

We are a Canadian company dedicated to enhancing the performance of medical devices and biomaterials through the emerging field of drug-coated medical devices and drug-loaded surgical implants.  We use our drug screening capabilities to identify pharmaceutical compounds that can address the underlying biological causes of sub-optimal clinical results obtained with specific medical devices or surgical implants.   Once the appropriate drug has been identified, we optimize dosing and develop proprietary ways to enable the drug to be released from a medical device or surgical implant in order to enhance the performance of the medical device or surgical implant and improve patient outcomes.

We have several products approved for sale in various jurisdictions.  Our leading product is our paclitaxel-eluting coronary stent used to reduce restenosis in patients following a balloon angioplasty procedure.  One of our licensees, Boston Scientific Corporation (“BSC”) received FDA approval to market its TAXUS TM Express2TM  paclitaxel-eluting stent system on March 4, 2004 and it is now being sold in the U.S.  The product has also been approved for commercial sale in Europe and other countries outside of the regulated market of Japan, by our licensees, BSC and Cook, Incorporated (“Cook”).  Our additional commercial products are sold through our subsidiaries; Cohesion Technologies Inc. (“Cohesion”), acquired on January 31, 2003 and STS Biopolymers, Inc. (“STS”), acquired in December 2003.

Cohesion’s products include bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.  Cohesion has two products that have European and United States regulatory approval; CoStasis® Surgical Hemostat and CoSeal® Surgical Sealant and one product with CE Mark, Adhibit™ Anti-Adhesion Barrier.  STS develops and manufactures biocompatible coatings for medical devices.  STS’s products are in commercial use in Europe and the United States on a range of medical devices and they also license a series of coatings to a wide variety of medical device partners.

We are currently conducting the following clinical trials:

-

a safety study for the paclitaxel-loaded surgical vascular wrap program, treating patients with peripheral vessel disease;

-

a pivotal pulmonary sealant study using CoSeal®;

-

a pivotal myomectomy adhesion prevention study in laproscopic surgery using Adhibit™;

-

a feasibility study for Adhibit™ to prevent post-surgical adhesion formation following laproscopic surgery in endometriosis; and

-

phase 1 and 2 clinical studies investigating the use of PAXCEED TM (Micellar Paclitaxel for Injection) in the treatment of patients with severe psoriasis and rheumatoid arthritis.

We continue to add to our existing technology through our clinical development programs, internal research and development, product acquisition and in-licensing (see Subsequent Events) and through acquisition of companies that contribute to our overall corporate strategy.  We expect to complete at least one business acquisition during fiscal 2004.

Critical Accounting Policies

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

-

Revenue recognition

-

Research and development costs

-

Goodwill and intangible assets

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty fee.  As we only started to receive royalty revenue in the previous year, we do not currently have a long enough history to estimate royalty revenue on the drug-eluting stent with a high degree of certainty.  Therefore, we record royalty revenue for the drug-eluting stent upon receipt, which results in a one quarter lag from the time the associated sales were recorded by our corporate partners.  Once we have established a history of receiving this royalty revenue, we will be a position to more accurately estimate the amounts due, and will begin accruing the royalty revenue in the same quarter as the associated sales are recorded by our corporate partners.

Product sales revenue is recognized when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates and have historically not been significant.  A significant change in this estimate could have a material impact on our earnings.

License fees are comprised of initial upfront fees and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial upfront fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.  Any change in our involvement during the period could have a material impact on our earnings.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs including in-process research and development are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.

Our identifiable intangible assets are comprised of developed product and core technologies and customer relationships acquired through our business combinations.  Intangible assets also include purchased proven medical technologies.  We amortize intangible assets on a straight line basis over the estimated life of the technologies, which can be from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Accounting Changes

Functional and reporting currency and foreign currency translation

Effective January 1, 2004, our functional currency changed to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate as a result of increasing U.S. dollar denominated revenues and expenditures.  Concurrent with the change in our functional currency, we adopted the U.S. dollar as our reporting currency.  The consolidated financial statements for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows:  assets and liabilities using the rate of exchange prevailing at the balance sheet date; shareholders’ equity using the applicable historic rate; and revenue and expenses using a weighted average rate of exchange for the respective periods.  Translation gains and losses have been included as part of the cumulative foreign currency translation adjustment which has been reported as a component of shareholders’ equity.

For periods commencing January 1, 2004, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the loss for the period.

Changes in accounting policies relating to adoption of U.S. GAAP

All accounting policies are the same as described in note 2 to our audited consolidated financial statements for the fifteen month period ended December 31, 2003 filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:

Research and development

Research and development costs including in-process research and development are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.

Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses reflected as a component of other comprehensive income.

Long-term investments where the Company exercises significant influence are accounted for using the equity method. The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of the loss for the period.

Stock Split

On January 20, 2004, the shareholders authorized a 2 for 1 stock split of our common share capital.   All loss per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common shares, options and per share amounts disclosed in the consolidated financial statements have been retroactively adjusted to give effect to the stock split.

Results of Operations

	Three month periods ended March 31,
	2004	2003
(in thousands of U.S.$, except per share data)	$	$
Operating loss	(6,077)	(9,746)

Other expenses	(25)	(3,992)

Loss for the period before income tax recovery	(6,102)	(13,738)

Income tax expense	(96)	-

Loss for the period	(6,198)	(13,738)
Basic and diluted loss per share	(0.07)	(0.21)

For the three month period ended March 31, 2004, we recorded a loss of $6.2 million ($0.07 per share) compared to a loss of $13.7 million ($0.21 per share) for the same period in the prior year.  The $7.5 million decrease in the loss for the period compared to the prior year is partially due to a net decrease in our operating loss of $3.7 million as a result of revenue increasing more significantly than expenditures.   The decrease is also due to a $4.0 million decrease in other expenses, which in the prior period primarily consisted of a $4.3 million foreign exchange loss recorded for accounting purposes.  The results of operations for the current quarter were in line with our expectations.  We are not able to provide earnings per share guidance for fiscal 2004 as we are not able to estimate future royalty revenue.

Revenues

	Three month periods ended March 31,
	2004	2003
(in thousands of U.S.$)	$	$
Royalty revenue	4,489	20
Product sales	4,122	1,828
License fees	3,265	500
	11,876	2,348

Our revenue was derived from royalty revenue primarily generated from sales of the drug-eluting stent by our collaborators, the sale of commercially approved biomaterials and biocompatible coatings, amortization of up-front license fees and milestone payments.

Royalty income from our collaborators under the drug-coated stent co-exclusive license was $3.8 million for the three month period ended March 31, 2004, compared to $20,000 for the same period in the prior year.  The remaining royalty revenue for the current period was primarily derived from one of our subsidiaries from their coating technologies. The drug-coated stent royalty income received to date has averaged approximately 4.5% (as expected) of the eligible drug-eluting stent net sales earned by our corporate partners in the U.S., Europe and other world markets (not including Japan).  The average royalty rate will increase as sales volumes increase due to the tiered royalty rate calculations on net sales as provided for in the license agreement and the expansion in the U.S. market now that FDA approval has been received by one of our corporate partners.  We receive royalty revenue in the quarter following the quarter in which the sales were made by our corporate partners.  We received a prepayment of royalty revenue of $4.3 million in May 2003 from BSC which was recorded as deferred revenue and is being amortized into income as subsequent royalty payments otherwise due to us are reduced.   Included in the royalty revenue for the three month period ended March 31, 2004 was $2.2 million of the prepaid royalty relating to royalty payments made to us by BSC in the current period.  The remaining prepaid royalty of $660,000 will be recorded as revenue as it is credited against future royalty revenue expected to be received in the second quarter.  We expect royalty income to increase significantly in 2004 based on the recent FDA approval of the drug-eluting coronary stent.  However, as commercial sales have just recently begun in the U.S., Europe, and other world markets (not including Japan), we are not able to estimate future royalty amounts.

Product sales for the three month period ended March 31, 2004 were comprised of 70% from Cohesion’s sales of non-drug loaded biomaterial products and 30% from STS and its subsidiary’s, MCTec BV, biocompatible coating products.  For the same period in the prior year product sales consisted of two months of Cohesion non-drug loaded biomaterial product sales.  CoSeal® sales represent approximately 83% of Cohesion’s total product sales for the current period .  As per agreements entered into in the prior year with Baxter Healthcare Corporation (“Baxter”), Baxter began to distribute the CoSeal® product in the U.S. and Europe in April 2003.  We receive a percentage of the sales revenue for this product until Baxter sells the remaining inventory manufactured by Cohesion that was transferred to Baxter by December 31, 2003.  In January 2004, Baxter began manufacturing the CoSeal® product directly.  Once the remaining inventory is sold we will switch to receiving a royalty on the sales of CoSeal® sold by Baxter.  We expect product sales of the remaining inventory of CoSeal® to continue for the first half of 2004 and then we expect to begin recording royalty revenue during the latter half of 2004.  We expect product sales of the remaining Cohesion products and the new STS products to continue at the same level throughout 2004.

License fees for the three month period ending March 31, 2004 consisted of amortization of upfront license payments received in prior years ($1.3 million) and milestone payments received from corporate partners during the current period ($2.0 million).  The increase in amortization of deferred revenue compared to the same period in the prior year was primarily due to recognition of additional deferred revenue relating to Cohesion’s license, marketing and distribution agreements with Baxter.  We received an upfront license fee of $8.0 million in April 2003 from Baxter of which $1.2 million has been recognized as revenue in the three month period ended March 31, 2004.  This amount represents the last of the $6 million non-refundable portion of this upfront fee. The remaining $2 million of the upfront fee remains in deferred revenue as it is potentially refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product.  Our exposure to the potential refund expires in 2006.  Also included in the current period license fees was $2.0 million in milestone payments received from Baxter upon FDA and European approval of the CoSeal® manufacturing process.

Expenditures

	Three month periods ended March 31,
	2004	2003
(in thousands of U.S $)	$	$

License and royalty fees on royalty revenue	1,352	12
Cost of goods sold	2,160	442
Research and development	5,163	2,577
Selling, general and administrative	5,091	4,619
Amortization	4,187	889
In-process research and development	-	3,555
	17,953	12,094

License and royalty fees on royalty revenue

Royalty and license fee expense incurred in the three month period ended March 31, 2004 consisted of license and royalty payments due to our licensors as a result of net royalty revenue received during the period.  The significant increase in this expense for the current period compared to the same period in the prior year is directly related to the increase in royalty revenue for the current period.  Approximately $417,000 of the current period expense of $1.4 million relates to an accrual for a portion of balloon milestone payments that will become due to one of our licensors when our corporate partners reach certain levels of cumulative net sales of the drug-eluting stent.  There is approximately $125,000 remaining to be accrued on these balloon milestone payments which we expect will be fully expensed and paid by the second half of 2004.

Cost of goods sold

Cost of goods sold relating to the sale of commercial products by Cohesion and STS, as a percentage of product sales, was 52% for the three month period ended March 31, 2004 compared to 24% for the same period in the prior year for two months of Cohesion sales.  The Cohesion and STS products had gross margins of 45% and 55% respectively for the three month period ended March 31, 2004.

Research and development

Our research and development expenditures primarily consist of costs associated with pre-clinical testing and clinical trials of our product candidates as well as post approval product costs.  We track expenditures by these three categories and by the type of cost incurred.

For the three month period ending March 31, 2004 approximately 55% of our research and development expenditures related to pre-clinical testing, 34% to clinical trials and 11% to post approval product costs.  For the same period in 2003, we incurred approximately 77% of our research and development expenditures in preclinical research and development projects, 20% in clinical development programs and 3% for post approval product costs.  The increase in the proportion of clinical trial expenditures compared to the same period in the prior year was primarily due to the advancement into the clinic of four clinical trials since March 2003.

Our preclinical research and development efforts are divided into several distinct product development programs, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action and filing patents related to our discoveries. The costs associated with these activities are primarily internal labour costs and we expect to continue to expand these efforts throughout 2004.

We are currently enrolled in the following six separate clinical programs:

(in thousands of U.S.$)	Study location	Enrolment start date	Estimated date of results	Estimated R&D Expenditures For the three months ended March 31, 2004
Medical device coatings and implants:
Paclitaxel-loaded surgical vascular wrap – safety study	Europe	Sept 2003	Late 2005	$473

Therapeutics:
Rheumatoid arthritis – Phase 2	U.S.	Sept 2002	Mid 2005	$230
Severe psoriasis – Phase 1	U.S.	Nov 2000	Completed	$9

Non-drug loaded biomaterials:
Pivotal pulmonary sealant with CoSeal®	Europe	Mar 2003	Late 2004	$104
Pivotal myomectomy adhesion prevention with Adhibit™	Eur/Can	July 2003	Late 2004	$219
Feasibility study endometriosis adhesion prevention with Adhibit™	Canada	Oct 2003	Late 2004	$378

For any clinical trial, expenditures and results are generally affected by the time required to fully enrol patients into the study, the potential for periodic reviews by a data safety monitoring committee, the length of follow up required to measure efficacy and safety, the time of data analysis and the submission deadlines for presentation at medical conferences.  The costs primarily associated with these activities are internal labour and external clinical research organization expenditures.  We expect clinical trial expenditures to continue to increase throughout 2004 as we expect to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Total research and development expenditures for the three month period ended March 31, 2004 increased by 100% compared to the three month period ended March 31, 2003.  For the current three month period research and development expenditures by type of costs incurred primarily consisted of salaries and benefits ($2.9 million), external clinical trial expenditures ($397,000), preclinical contract research ($457,000), and patent costs ($379,000).  The remaining $923,000 includes lab supplies, travel, occupancy and other research and development operating costs.  The significant increase in research and development costs for the three months ended March 31, 2004 was primarily due to an increase in salaries and benefit costs of $1.9 million.  This increase was due to incremental costs associated with hiring new employees to support our continued expanding research and development efforts, which included one additional month of expenses for Cohesion employees compared to the prior period ($1.1 million), an increase in stock based compensation for research and development employees ($513,000) and the inclusion of STS research and development employees ($238,000).  Additional increases in research and development costs for the current quarter included; third party clinical trial expenditures ($289,000), travel ($174,000) and patent costs ($158,000).

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices and implants; novel biomaterial and biomaterial-drug combination programs; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for the perivascular wrap, pulmonary sealants, and adhesion prevention programs. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the three month period ended March 31, 2004 increased by 10% compared to the same period in the prior year.  Selling, general and administrative expenditures by type of costs incurred consisted of salaries and benefits ($2.6 million), professional services ($1.1 million), Director and Officer insurance policy premiums ($373,000), other operating costs ($470,000), travel ($231,000) and occupancy costs ($338,000).  Significant changes for the three month period ended March 31, 2004 compared to the same period in the prior year included increases in salaries and benefits of $1.2 million, primarily due to the inclusion of STS employees ($639,000), an increase in stock based compensation expense for the three month period ($302,000) and the incremental costs related to hiring new employees ($250,000), which included one additional month of expenses for Cohesion employees compared to the prior period.  Additional increases were incurred in professional services ($261,000) and Director and Officer insurance policy premiums ($234,000).  These increases were offset by a decrease of $1.5 million in sales and marketing costs for Cohesion’s commercial products which were incurred prior to the elimination of the sales and marketing work-force in April 2003.

We expect the selling, general and administrative expenditures to remain at a level similar to the three month period ended March 31, 2004.  However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we undertake during fiscal 2004.

Amortization

Amortization expense relates to the amortization of property and equipment, medical technologies and intangible assets purchased through business combinations.  The significant increase for the three month period ended March 31, 2004 was primarily due to amortization of $3.3 million and $400,000 on the identifiable intangible assets acquired from Cohesion and STS respectively, compared to $472,000 in amortization for the Cohesion intangible assets for the same period in the prior year.  $2.7 million of the current period Cohesion amortization was for the CoSeal® intangible asset.  The amortization of the intangible asset related to CoSeal® was being amortized in proportion to the revenue earned from the Baxter license agreement, resulting in an acceleration of amortization expense on the CoSeal® intangible asset.  This was the last period of accelerated amortization of the CoSeal® intangible assets until the potentially refundable portion of the Baxter upfront license fee is recognized as revenue (exposure to the refund expires in 2006).

We expect the amortization expense to decrease next quarter as we will not be required to accelerate the amortization of the CoSeal® intangible asset as long as the refundable portion of the Baxter upfront license fee is not recognized.  However, amortization of property and equipment, medical technologies and intangible assets could increase relative to potential additions to these assets.

Segment Reporting

We operate in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred.

(in thousands of U.S$)	Three month periods ended March 31,
	2004	2003
	$	$
Loss for reportable segments for the period
Medical device coatings/implants	(1,476)	(2,815)
Therapeutics	(474)	(562)
Non-drug loaded biomaterials	(1,441)	(5,066)
Total loss for reportable segments	(3,391)	(8,443)
Non-allocable corporate expenses	(2,782)	(1,303)
Total other (expense) income	(25)	(3,992)
Loss for the period	(6,198)	(13,738)

Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants and non-drug loaded biomaterials segments and from clinical studies which are underway in each of the segments.

The decrease in the loss for the medical device coatings and implants segment for the three month period ended March 31, 2004 compared to the three month period ended March 31, 2003 was primarily due to a $5.7 million increase in segment revenue primarily from the drug-eluting stent offset by a $4.3 million increase in expenditures related to preclinical activity in this segment and royalty fees paid to licensors.

The slight decrease in the loss for the therapeutics segment for the three month period ended March 31, 2004 compared to the three month period ended March 31, 2003 was a result of decreased expenditures in the rheumatoid arthritis clinical trial.

The decrease in the loss for non-drug loaded biomaterial products for the three month period ended March 31, 2004 compared to the same period in the prior year was a result of a $3.9 million increase in segment revenue primarily derived from product sales, upfront license fees and milestone payments related to the transfer of the CoSeal® product to Baxter.

Investment and Other (Expense) Income

(in thousands of U.S.$, except share and per share data)	Three month periods ended March 31,
	2004	2003
	$	$

Foreign exchange loss	(1,298)	(4,292)
Investment and other income	1,273	319
Interest expense - capital lease	-	(19)
Total other (expenses) income	(25)	(3,992)

The net foreign exchange loss for the three month period ended March 31, 2004 was attributable to the effect of the strengthening U.S. dollar (relative to the Canadian dollar) on our Canadian dollar cash and cash equivalents and short-term investment portfolio. The U.S. dollar to Canadian dollar exchange ratio decreased from .774 on December 31, 2003 to .763 on March 31, 2004 resulting in a recorded foreign exchange loss of $1.3 million on the average CDN $107 million in Canadian dollars that we held throughout the quarter.  The foreign exchange loss for the comparative three month period ended March 31, 2003 was a result of the strengthening Canadian dollar in comparison to the U.S. dollar on our U.S. dollar investment portfolio.  The foreign exchange loss was a result of the Canadian dollar being our functional currency for the previous period.

Although we changed our functional and reporting currency to U.S. dollars we will continue to hold Canadian dollar denominated cash and cash equivalents and short term investments to meet our anticipated Canadian company operating and capital expenditures in future periods.  We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments as we will require Canadian dollars for future operating and capital expenditures, potential acquisitions and in-licensing of technologies and we are therefore exposed to future fluctuations in the U.S./Canadian dollar exchange rates.

Investment and other income for the current three month period increased compared to the same period in the prior year due to a higher balance of cash and cash equivalents and short and long term investments available for investment from the proceeds received from our public offering in October 2003.  The average investment yield for the quarter was 1.6% which was comparable to the prior quarter.

Liquidity and Capital Resources

At March 31, 2004 we had working capital of approximately $279.0 million and cash resources, comprising cash and cash equivalents and short-term and long-term investments in the amount of $313.5 million. In aggregate, our cash resources increased by $600,000 from $312.9 million at December 31, 2003.  At March 31, 2004, we retained approximately $86.3 million (CDN $113.1 million) denominated in Canadian currency.

We expect that our available cash resources, working capital, expected product and royalty revenue, estimated funding from corporate partnerships, and expected interest income, should be sufficient to satisfy the funding of existing product development programs, other operating and capital requirements, potential acquisitions and in-licensing of technologies on both a short-term and long-term basis.  The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require that we raise additional funds through debt or equity offerings. We have six clinical trials underway as at March 31, 2004 and completion of these trials may take several years.

Cash used in operating activities for the three month period ended March 31, 2004 was $2.7 million comprising the loss for the period of $6.2 million, after adding back adjustments for items not involving cash of $1.6 million, and net changes in non-cash working capital items that provided cash of $1.9 million, mainly due to collection of accounts receivable.  Cash used during the three month period ended March 31, 2003 was $9.6 million comprising the loss for the period of $13.7 million, adding back non cash adjustments of $6.1 million, and deducting net changes in non-cash working capital items that used cash of $2.0 million.

Net cash used by investing activities was $26.7 million for the three month period ended March 31, 2004.  The increase was primarily due to purchases of short-term and long-term investments, net of proceeds, of $25.6 million.  We also purchased capital assets for $1.1 million during the current period. Net cash used by investing activities for the quarter ended March 31, 2003 of $6.1 million was primarily due to purchases of short-term investments, net of purchases, of $7.3 million.

Additions to capital assets for the three month period ended March 31, 2004 were $1.1 which primarily related to additions to lab equipment and computer equipment.   For the same period in the prior year, we acquired $595,000 in capital assets.  During the three month period ended March 31, 2003 we received net cash and restricted cash upon the acquisition of Cohesion in the amount of $2.5 million.

Net cash provided by financing activities was $4.0 million during the three month period ended March 31, 2004 compared to $1.4 million for the same period in the prior year.  Employees exercised 409,270 stock options during the three month period ended March 31, 2004 for cash proceeds of $4.3 million, compared to 432,584 stock options exercised in the prior year for cash proceeds of $1.6 million.  We also paid out $375,000 in share issuance costs that had been accrued at December 31, 2003 related to our October 2003 public offering.

As of March 31, 2004, there were 83,583,792 common shares issued and outstanding for a total of $447.7 million and there were 8,976,881stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 5,335,812 were exercisable) at a weighted average exercise price of CDN$17.36.   As of March 31, 2004, there were 233,528 stock options outstanding in the Cohesion stock option plans (of which 121,314 were exercisable) at a weighted average exercise price of US $10.73.

As of April 30, 2004, there were 83,603,241 common shares issued and outstanding for a total of $447.8 million and there were 8,921,328 stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 5,490,014 were exercisable) at a weighted average exercise price of CDN$17.28.   As of April 30, 2004, there were 219,054 stock options outstanding in the Cohesion stock option plans (of which 109,912 were exercisable) at a weighted average exercise price of US $10.78.

Risks Related to Our Business

One of our partners, BSC, is involved in several legal proceedings concerning challenges to its stent business.   As an example, current material litigation proceedings relate to the stent design, Express2TM, used in BSC’s version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking preliminary and permanent injunctions to prohibit BSC from making, using, selling, offering for sale or importing the Express2TM stent into the United States. If Cordis is successful in obtaining an injunction, we and our partner, BSC, would not be able to commercialize the paclitaxel-eluting coronary stent in the United States until the relevant patent expires, unless the injunction is lifted or we or one of our partners are able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly curtailed.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on BSC’s ability to sell its Express2TM stent in the United States.  We expect that either of our partners may be involved in other material legal proceedings in the future relating to the drug-eluting stent.

Subsequent Events

License Agreement

In April 2004, we entered an exclusive License Agreement with Poly-Med, Inc. for a portfolio of biomaterial, drug delivery and medical device technologies.   We also entered into a Research Agreement and will collaborate with Poly-Med on research to develop products derived from the licensed technologies, and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts already underway at Angiotech. An initial upfront license payment of $6.4 million was made to Poly-Med upon execution of the License Agreement.  This amount will be expensed as we are not able to reasonably estimate potential future cash flows that may arise out of products relating to unproven technology.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance .

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for the next several years, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through debt, public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

First quarter ended March 31, 2004

(unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In accordance with U.S. generally accepted accounting principles

(in thousands of U.S.$)	March 31	December 31
As at	2004	2003
	$	$
ASSETS		(Restated -Note 2)
Current
Cash and cash equivalents	238,693	264,129
Short-term investments	40,125	32,665
Accounts receivable	4,341	5,694
Inventories [note 3]	1,230	1,916
Deferred costs	1,131	1,566
Prepaid expenses and deposits	1,867	1,660
Total current assets	287,387	307,630
Long-term investments [note 4]	35,531	16,801
Property and equipment, net [note 5]	10,433	10,136
Intangible assets, net [note 6]	26,481	30,094
Goodwill	28,940	30,486
Deferred income taxes	5,737	-
Other assets	530	575
	395,039	395,722
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 7]	6,405	7,275
Income taxes payable	1,176	-
Deferred revenue – current portion	773	4,268
Total current liabilities	8,354	11,543
Deferred revenue	2,000	2,090
Deferred leasehold inducement	2,245	2,272
Deferred income taxes	5,514	2,446
	9,759	6,808
Contingencies [note 10]
Shareholders’ equity
Share capital [note 8] Authorized:
200,000,000 common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
March 31, 2004 - 83,583,792
December 31, 2003 - 83,174,522	447,650	443,311
Additional paid in capital	9,702	8,525
Accumulated deficit	(103,070)	(96,872)
Accumulated other comprehensive income	22,644	22,407
Total shareholders’ equity	376,926	377,371
	395,039	395,722

See accompanying notes to the consolidated financial statements

On behalf of the Board:

/s/ David T. Howard                         /s/ Kenneth H. Galbraith, CA

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

In accordance with U.S. generally accepted accounting principles

	Three Months Ended March 31
(in thousands of U.S.$, except share and per share data)	2004	2003
	$	$
		(Restated – Note 2)
REVENUE
Royalty revenue	4,489	20
Product sales	4,122	1,828
License fees	3,265	500
	11,876	2,348
EXPENSES
License and royalty fees on royalty revenue	1,352	12
Cost of goods sold – product sales	2,160	442
Research and development	5,163	2,577
Selling, general and administration	5,091	4,619
Amortization	4,187	889
In-process research and development	-	3,555
	17,953	12,094
Operating loss	(6,077)	(9,746)
Other (expenses) income:
Foreign exchange loss	(1,298)	(4,292)
Investment and other income	1,273	319
Interest expense – capital lease	-	(19)
Total other (expenses) income	(25)	(3,992)
Loss for the period before income taxes	(6,102)	(13,738)
Income tax expense	(96)	-
Loss for the period	(6,198)	(13,738)

Basic and diluted loss per common share	(0.07)	(0.21)
Weighted average number of common shares outstanding (in thousands)	83,383	66,692

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

In accordance with U.S. generally accepted accounting principles

	Three Months Ended March 31
(in thousands of U.S.$)	2004	2003
	$	$
		(Restated – Note 2)
OPERATING ACTIVITIES
Loss for the period	(6,198)	(13,738)
Add items not involving cash:
Amortization	4,310	1,091
In-process research and development	-	3,555
Unrealized foreign exchange (gain) loss	(44)	1,414
Deferred revenue	(3,433)	(498)
Deferred leasehold inducement	(27)	176
Loss on disposal of property and equipment	-	2
Deferred income taxes	(210)	-
Equity income	(140)	-
Stock based compensation expense	1,177	371
Net change in non-cash working capital items relating to operations [note 12]	1,888	(1,977)
Cash used in operating activities	(2,677)	(9,604)
INVESTING ACTIVITIES
Purchase of short-term investments	(26,158)	(40,858)
Proceeds from short-term investments	18,794	33,518
Purchase of long-term investments	(28,333)	-
Proceeds from long-term investments	10,087	-
Purchase of property and equipment	(1,053)	(602)
Proceeds on disposal of property and equipment	-	5
Acquisition of Cohesion	-	2,263
Acquisition of STS, transaction costs	(60)	-
Restricted cash	-	202
Other assets	-	(594)
Cash used in investing activities	(26,723)	(6,066)
FINANCING ACTIVITIES
Repayments of capital lease obligation	-	(235)
Share issuance costs	(375)	-
Proceeds from stock options exercised	4,339	1,613
Cash provided by financing activities	3,964	1,378
Effect of exchange rate changes on cash and cash equivalents	-	2,955
Net decrease in cash and cash equivalents during the period	(25,436)	(11,337)
Cash and cash equivalents, beginning of period	264,129	26,313
Cash and cash equivalents, end of period	238,693	14,976

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME

(Unaudited)

In accordance with U.S. generally accepted accounting principles

	Common	Shares		Accumulated Other Comprehensive Income
(in thousands of U.S.$, except share amounts)	Shares	Amount	Additional paid in capital	Cumulative Translation djustment	Unrealized Gains on Investments	Accumulated Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$

Balance at December 31, 2003	83,174,522	443,311	8,525	22,033	374	(96,872)	377,371

Exercise of stock options	409,270	4,339	-	-	-	-	4,339

Stock based compensation	-	-	1,177	-	-	-	1,177

Other comprehensive income (loss):
Translation adjustment from application of U.S. dollar reporting	-	-	-	(19)	-	-	(19)
Unrealized gain on available for sale securities	-	-	-	-	256	-	256

Loss for the period	-	-	-	-	-	(6,198)	(6,198)

Balance at March 31, 2004	83,583,792	447,650	9,702	22,014	630	(103,070)	376,926

See accompanying notes to the consolidated financial statements

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the “Company”), was incorporated under the Company Act (British Columbia) on October 12, 1989. The Company is in the business of enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.

1.  BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto filed with the appropriate securities commissions.    These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP"), except as disclosed in note 11.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 31, 2004 and for all periods presented, have been made.  The results of operations for the three month period ended March 31, 2004 are not necessarily indicative of the results for the full year ending December 31, 2004.  All amounts herein have been expressed in United States dollars unless otherwise noted.

2.   ACCOUNTING CHANGES

Effective January 1, 2004, the U.S. dollar became the functional currency of the Company.  In addition, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP and changed its reporting currency to the U.S. dollar from the Canadian dollar. As a result, the following accounting policies have been adopted and represent the changes to those disclosed in Note 2 to the Company’s audited consolidated financial statements for the fifteen month period ended December 31, 2003 filed with the appropriate securities commissions.

       a)

Functional and reporting currency and foreign currency translation

Effective January 1, 2004, the Company changed its functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which it operates as a result of increasing U.S. dollar denominated revenues and expenditures.  Concurrent with the change in its functional currency, the Company adopted the U.S. dollar as its reporting currency.  The consolidated financial statements of the Company for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows:  assets and liabilities using the rate of exchange prevailing at the balance sheet date; shareholders’ equity using the applicable historic rate; and revenue and expenses using a weighted average rate of exchange for the respective periods.  Translation gains and losses have been included as part of the cumulative foreign currency translation adjustment which has been reported as a component of shareholders’ equity.

For periods commencing January 1, 2004, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the loss for the period.

b)

Changes in accounting policies relating to adoption of U.S. GAAP

All accounting policies are the same as described in note 2 to the Company’s audited consolidated financial statements for the fifteen month period ended December 31, 2003 included in the Company’s 2003 Annual Report filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:

Research and development

Research and development costs including in-process research and development are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.

Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses reflected as a component of other comprehensive income.

Long-term investments where the Company exercises significant influence are accounted for using the equity method. The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of the loss for the period.

       c)

Recent pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), ‘‘Consolidation of Variable Interest Entities’’ and in December 2003 issued a revision to FIN 46 (“FIN 46R”).  FIN 46 and FIN 46R require consolidation of a variable interest entity by the primary beneficiary of the entity’s expected results of operations.  The adoption of FIN 46 and FIN 46R did not have a material effect on the Company’s consolidated financial position or results of operations.

3.    INVENTORIES

(in thousands of U.S.$)	March 31, 2004 $	December 31, 2003 $
Raw materials	407	303
Work in process	224	770
Finished goods	599	843
	1,230	1,916

4.   LONG-TERM INVESTMENTS

(in thousands of U.S.$)	March 31, 2004 $	December 31, 2003 $
Investments accounted for by the equity method:
NeuColl, Inc.	840	700
Available for sale securities	34,691	16,101
	35,531	16,801

5.   PROPERTY AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
(in thousands of U.S.$)	$	$	$
March 31, 2004
Computer equipment	3,620	1,607	2,013
Research equipment	2,766	1,408	1,358
Manufacturing equipment	1,444	428	1,016
Office furniture and equipment	1,549	472	1,077
Leasehold improvements	6,719	1,750	4,969
	16,098	5,665	10,433

		Accumulated	Net book
	Cost	amortization	Value
(in thousands of U.S.$)	$	$	$
December 31, 2003
Computer equipment	3,177	1,446	1,731
Research equipment	2,640	1,409	1,231
Manufacturing equipment	1,490	335	1,155
Office furniture and equipment	1,379	399	980
Leasehold improvements	6,486	1,447	5,039
	15,172	5,036	10,136

6.   INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	Value
(in thousands of U.S.$)	$	$	$
March 31, 2004
Medical technologies	2,066	637	1,429
Developed product technologies	24,518	9,235	15,283
Core technologies	9,389	775	8,614
Customer relationships	1,216	61	1,155
	37,189	10,708	26,481

		Accumulated	Net book
	Cost	amortization	Value
(in thousands of U.S.$)	$	$	$
December 31, 2003
Medical technologies	2,066	562	1,504
Developed product technologies	24,518	6,033	18,485
Core technologies	9,389	500	8,889
Customer relationships	1,216	-	1,216
	37,189	7,095	30,094

7.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands of U.S.$)	March 31, 2004 $	December 31, 2003 $
Trade accounts payable	1,900	1,978
Accrued license and royalty fees	1,724	1,756
Employee-related accruals	1,334	2,080
Other accrued liabilities	1,447	1,461
	6,405	7,275

8.    SHARE CAPITAL

On January 20, 2004, effective February 4, 2004, the shareholders of the Company authorized a 2 for 1 stock split of the Company’s common shares. All common share capital, options and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.

During the three months ended March 31, 2004, the Company issued 409,270 common shares upon exercise of stock options.

a)

Stock Options

Angiotech Pharmaceuticals, Inc.

In January 2004, the shareholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plan.  The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed five years.  Options granted are also subject to certain vesting provisions.

At March 31, 2004, the Company had 8,976,881 (December 31, 2003 – 7,836,164) stock options outstanding (of which 5,335,812 are exercisable) at a weighted average exercise price of CDN$17.36 per share and expiring at various dates from February 5, 2006 to August 3, 2013.

A summary of the stock option transactions for the three months ended March 31, 2004 is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN $)
Outstanding at December 31, 2003	7,836,164	$14.52
Granted	1,450,395	$31.86
Exercised	(309,678)	$13.35
Outstanding at March 31, 2004	8,976,881	$17.36

Cohesion Technologies, Inc. (“Cohesion”)

Upon the acquisition of Cohesion in January 2003, the Company assumed stock options outstanding under Cohesion's stock option plans including the 1998 Stock Option Plan.  At March 31, 2004, the Company had 233,528 stock options outstanding (of which 121,314 are exercisable) at a weighted average exercise price of US $10.73 per share and expiring at various dates from May 12, 2005 to June 3, 2013.  Each Cohesion stock option is converted into one Angiotech common share upon exercise.

A summary of the Cohesion stock option transactions for the three months ended March 31, 2004 is as follows:

	No. of Optioned Shares	Weighted average exercise price
Outstanding at December 31, 2003	333,120	US $11.14
Exercised	(99,592)	US $12.11
Outstanding at March 31, 2004	233,528	US $10.73

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding March 31, 2004			Options exercisable March 31, 2004
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of common shares issued	Weighted average exercise price
The following options are exercisable in CDN$:
$0.69	114,000	1.85	$0.69	114,000	$0.69
$2.25-$3.03	401,812	4.55	$2.80	401,812	$2.80
$3.75-$4.24	558,770	5.59	$4.20	558,770	$4.20
$11.46-$14.84	3,390,300	7.57	$13.60	2,075,932	$13.52
$15.10-$19.75	1,504,214	6.84	$17.00	1,211,105	$17.02
$21.39-$32.90	3,007,785	6.36	$26.80	974,193	$22.57
	8,976,881	6.71	$17.36	5,335,812	$13.91
The following options are exercisable in US$:
US $4.58-$5.67	22,468	8.01	$5.40	22,468	$5.40
US $6.41-$9.60	146,459	8.06	$9.08	49,444	$8.06
US $10.37-$13.09	20,180	5.34	$11.89	20,180	$11.89
US $15.10-$17.23	30,366	8.00	$15.88	15,166	$16.66
US $20.04-$29.65	14,055	6.17	$23.68	14,056	$23.68
	233,528	7.70	$10.73	121,314	$11.09

b)

Stock based compensation expense

The Company recorded stock based compensation expense of $1,177,000 for the three months ended March 31, 2004 ($371,000 for the three months ended March 31, 2003) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002.  The estimated fair value of the stock options issued during the three month period ended March 31, 2004 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31,
	2004	2003
Dividend Yield	Nil	Nil
Annualized Volatility	46.6%	67.5%
Risk-free Interest Rate	2.85%	3.92%
Expected Life (Years)	3	3

The estimated fair value of the options granted to the Company’s officers, directors, and employees in the three month period ended March 31, 2004 is amortized to expense on a straight-line basis over the vesting period resulting in compensation expense of $571,000, which is included in the amount of $1,177,000 above.  The weighted average fair value of stock options granted in the three month period ended March 31, 2004 was CDN$10.92.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

c)

Pro forma information – Stock based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three months ended March 31,
	2004	2003
(in thousands of U.S.$, except per share amounts)	$	$
Loss for the period	(6,198)	(13,738)
Deduct: Stock based employee compensation expense included in reported loss above	1,177	371
Add: Total stock based employee compensation expense using fair value based method for all awards	(3,441)	(2,975)
Pro forma loss for the period	(8,462)	(16,342)
Basic and diluted loss per common share
As reported	(0.07)	(0.21)
Pro forma	(0.10)	(0.25)

9.  SEGMENTED FINANCIAL INFORMATION

The Company operates in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterial products.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis. Non-drug loaded biomaterial products comprise the research and development of products to facilitate the performance of surgical procedures, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.

The Company does not separate total assets and property and equipment in evaluating segment performance for medical device coatings/implants and therapeutics, however, separate data is available for non-drug loaded biomaterial products. The Company evaluates segment performance based on segment profit or loss which includes an allocation of property and equipment and medical technology amortization based upon estimated usage during the period.

(in thousands of U.S.$)	March 31, 2004 $	December 31, 2003 $
Total assets – medical devices/therapeutics	345,705	346,921
Property and equipment – medical devices/therapeutics	8,943	8,439

Total assets – biomaterial products	49,334	48,801
Property and equipment – biomaterial products	1,490	1,697

Goodwill arising from the acquisition of Cohesion ($20,684,000) and the acquisition of STS ($8,256,000) relates to, and has been allocated to, the biomaterial products segment and medical devices segment respectively.

Also for purposes of evaluating segment performance, corporate general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated corporate general and administration expenses and amortization of property and equipment are included in non-allocable expenses. Investment and other income and foreign exchange (loss) gain is not allocated between segments.

	Three Months Ended March 31,
	2004	2003
(in thousands of U.S.$)	$	$
Revenue from external customers
Medical device coatings/implants	5,740	123
Biomaterial products	6,136	2,225
Total revenue for reportable segments	11,876	2,348
Loss for reportable segments for the period
Medical device coatings/implants	(1,476)	(2,815)
Therapeutics	(474)	(562)
Biomaterial products	(1,441)	(5,066)
Total loss for reportable segments for the period	(3,391)	(8,443)

Non-allocable corporate expenses	(2,782)	(1,303)
Total other (expense) income	(25)	(3,992)
Loss for the period	(6,198)	(13,738)

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or collaborators:

	Three Months Ended March 31,
	2004	2003
(in thousands of U.S.$)	$	$
United States	92%	76%
Other	8%	24%
	100%	100%

Long-lived assets including goodwill:

(in thousands of U.S.$)	March 31, 2004 $	December 31, 2003 $
Canada	9,452	8,944
United States	54,831	61,772
Switzerland	3,160	-
	67,443	70,716

Economic dependency

During the three month period ended March 31, 2004, revenue from one licensee in the medical device coatings/implants segment represents approximately 35% of total revenue and revenue from one customer in the biomaterials products segment represents approximately 47% of total revenue.   The Company had accounts receivable of $2,503,000 at March 31, 2004 ($3,453,000 at December 31, 2003) due from the one customer in the biomaterials products segment.

10.  CONTINGENCIES

 (a)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

 (b)  Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office.  An opposition has also been filed by a third party against one of our Japanese patents that relate to stents.  An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal, could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The outcome of these cases before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

 (c)  The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles ("Canadian GAAP"), except for the differences below as follows:

 (a)   Under Canadian GAAP, when a research and development project meets Canadian GAAP criteria for deferral and amortization, amounts paid for medical technologies are capitalized and amortized over its expected useful life.

 (b)   Under Canadian GAAP, in-process research and development is capitalized as an intangible asset and is amortized over its expected useful life.  On January 31, 2003 and December 4, 2003, the Company acquired in-process research and development in the acquisitions of Cohesion and STS of $3,555,000 and $3,084,000 respectively.  Accordingly, these amounts have been capitalized for Canadian GAAP purposes.  Amortization of in-process research and development is provided using the straight-line method over 7-10 years and amounted to $207,000 and $84,000 for the three month periods ended March 31, 2004 and March 31, 2003 respectively.

For Canadian GAAP purposes, the Company recorded an additional future income tax liability of $1,171,000 on the difference between the carrying value and tax base of the in-process research and development capitalized in the STS acquisition.  During the quarter ended March 31, 2004, the future income tax recovery was adjusted by $29,000 for Canadian GAAP purposes to reflect the reduction in the temporary difference due to the amortization of the STS in-process research and development.

 (c)   Under Canadian GAAP, short-term and long-term investments classified as available for sale are recorded at the lower of cost plus accrued interest and market.  Accordingly, unrealized gains on available for sale securities of $630,000 included in other comprehensive income have been reversed for Canadian GAAP purposes.

 (d)

If Canadian GAAP were followed:

(i)  the effect on the Statements of Loss and Deficit would be:

	Three Months Ended March 31
	2004	2003
(in thousands of U.S.$, except share and per share data)	$	$
Loss for the period, U.S. GAAP	(6,198)	(13,738)
Adjustment for medical technologies expense and amortization (a)	(1)	(244)
Adjustment for amortization of in-process research and development (b)	(207)	(84)
Adjustment for purchase of in-process research and development (b)	-	3,555
Adjustment for FIT recovery on amortization of in-process research and development (b)	29	-
Other	21	9
Loss for the period, Canadian GAAP	(6,356)	(10,502)
Basic and diluted loss per common share, Canadian GAAP	(0.08)	(0.16)
Weighted average number of common shares, (in thousands)	83,383	66,692

(ii)  Balance Sheet items which would differ under Canadian GAAP are as follows:

	March 31, 2004	December 31, 2003
(in thousands of U.S.$)	$	$
Intangible assets	32,662	36,483
Goodwill	30,082	31,657
Short-term investments	40,120	32,665
Long term investments	34,906	16,427
Total assets	401,762	402,906
Future income tax liability	6,656	3,617
Contributed surplus	7,429	6,273
Cumulative translation adjustment	22,100	22,119
Accumulated other comprehensive income	-	-
Deficit	94,673	88,317

 (e)   Pro forma information –Stock based compensation

The following pro forma financial information as required by The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation using a fair value based method for all stock based awards granted, modified or settled prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

	Three months ended March 31
	2004	2003
(in thousands of U.S.$, except share and per share data)	$	$

Loss for the period, Canadian GAAP	(6,356)	(10,502)
Deduct: Stock based compensation expense included in report loss above	1,156	362
Add: Total stock based compensation expense using fair value based method for all awards	(3,441)	(2,975)

Pro forma loss for the period, Canadian GAAP	(8,641)	(13,115)
Basic and diluted pro forma loss per common share, Canadian GAAP	(0.10)	(0.20)

Weighted average number of common shares (in thousands)	83,383	66,692

12.  CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS

The change in non-cash working capital items relating to operations was as follows:

	Three Months Ended March 31
	2004	2003
(in thousands of U.S.$)	$	$

Accrued interest on short-term and long-term investments	(170)	226
Accounts receivable	1,353	(541)
Inventories	686	(465)
Prepaid expenses and deposits	(182)	339
Accounts payable and accrued liabilities	(540)	(1,536)
Income taxes payable	306	-
Deferred costs	435	-
	1,888	(1,977)

13.  OTHER INFORMATION

The following presents the conversion of the Company’s comparative financial information from Canadian dollars and Canadian GAAP to U.S. dollars and U.S. GAAP:

a)  Balance sheet at December 31, 2003

	As previously reported	As restated
	Canadian GAAP	U.S. GAAP
(in thousands)	CDN$	U.S.$
ASSETS
Current
Cash and cash equivalents	341,361	264,129
Short-term investments	42,216	32,665
Accounts receivable	7,358	5,694
Inventories	2,476	1,916
Deferred costs	2,024	1,566
Prepaid expenses and deposits	2,145	1,660
Total current assets	397,580	307,630
Long-term investments	21,230	16,801
Property and equipment, net	13,100	10,136
Intangible assets, net	47,150	30,094
Goodwill	40,913	30,486
Other assets	743	575
	520,716	395,722
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,401	7,275
Deferred revenue – current portion	5,516	4,268
Total current liabilities	14,917	11,543
Deferred revenue	2,701	2,090
Deferred leasehold inducement	2,937	2,272
Deferred income taxes	4,674	2,446
	10,312	6,808
Shareholders’ equity
Share capital	622,391	443,311
Additional paid in capital	9,060	8,525
Accumulated deficit	(127,885)	(96,872)
Accumulated other comprehensive income	(8,079)	22,407
Total shareholders’ equity	495,487	377,371
	520,716	395,722

b)  Statement of loss and deficit for the three months ended March 31, 2003:

	As previously reported	As restated
	Canadian GAAP	U.S. GAAP
(in thousands, except per share data)	CDN$	U.S.$

REVENUE
Royalty revenue	31	20
Product sales	2,730	1,828
License fees	745	500
	3,506	2,348
EXPENSES
License and royalty fees on royalty revenue	18	12
Cost of goods sold – product sales	673	442
Research and development	3,855	2,577
Selling, general and administration	6,908	4,619
Amortization	1,816	889
In-process research and development	-	3,555
	13,270	12,094
Operating loss	(9,764)	(9,746)

Other (expenses) income:
Foreign exchange loss	(6,519)	(4,292)
Investment and other income	482	319
Interest expense – capital lease	(28)	(19)
Total other (expenses) income	(6,065)	(3,992)
Loss for the period	(15,829)	(13,738)
Other comprehensive income (loss)	-	(193)
Comprehensive loss for the period	(15,829)	(13,931)

Basic and diluted loss per common share	(0.24)	(0.21)

c)  Statement of cash flows for the three months ended March 31, 2003:

	As previously reported	As restated
	Canadian GAAP	U.S. GAAP
(in thousands)	CDN$	U.S.$

OPERATING ACTIVITIES
Loss for the period	(15,829)	(13,738)
Add items not involving cash:
Amortization	2,123	1,091
In-process research and development	-	3,555
Unrealized foreign exchange (gain) loss	2,086	1,414
Deferred revenue	(732)	(498)
Deferred leasehold inducement	63	176
Loss on disposal of property and equipment	3	2
Stock based compensation expense	534	371
Net change in non-cash working capital items relating to operations	(3,040)	(1,977)
Cash used in operating activities	(14,792)	(9,604)

INVESTING ACTIVITIES
Purchase of short-term investments	(60,343)	(40,858)
Proceeds from short-term investments	51,513	33,518
Purchase of property and equipment	(895)	(602)
Proceeds on disposal of property and equipment	8	5
Acquisition of Cohesion	3,477	2,263
Restricted cash	297	202
Other assets	(771)	(594)
Cash used in investing activities	(6,714)	(6,066)

FINANCING ACTIVITIES
Repayments of capital lease obligation	(345)	(235)
Proceeds from stock options exercised	2,419	1,613
Cash provided by financing activities	2,074	1,378
Effect of exchange rate changes on cash and cash equivalents	(127)	2,955
Net decrease in cash and cash equivalents during the period	(19,559)	(11,337)
Cash and cash equivalents, beginning of period	41,562	26,313
Cash and cash equivalents, end of period	22,003	14,976

14.  SUBSEQUENT EVENT

License Agreement

In April 2004, the Company entered an exclusive License Agreement with Poly-Med, Inc. for a portfolio of biomaterial, drug delivery and medical device technologies.   The Company also entered into a Research Agreement and will collaborate with Poly-Med on research to develop products derived from the licensed technologies, and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts already underway at the Company. An initial upfront license payment of $6.4 million was made to Poly-Med upon execution of the License Agreement.  This amount will be expensed as we are not able to reasonably estimate potential future cash flows that may arise out of products relating to unproven technology.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE:

May 10, 2004

/s/ Dr. William L. Hunter

Per:

Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Mr. David M. Hall, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending March 31, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE:

May 10, 2004

/s/ David M. Hall

Per:

Mr. David M. Hall, Chief Financial Officer

Monday, May 10, 2004

British Columbia Securities Commission

P.O. Box 10142
Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs and Mesdames:

Re:  Filing distribution of interim financial report for period ended March 31st, 2004

I, Ian Harper, Director, Investor Relations, hereby confirm that on May 10, 2004, the interim financial statements of Angiotech Pharmaceuticals, Inc., for the three month period ended March 31, 2004 were forwarded by pre-paid first class mail to all persons listed on the Supplemental Mailing List of the Company as set out in National Instrument 54-102 “Interim Financing Statement and Report Exemption”.

Sincerely,

ANGIOTECH PHARMACEUTICALS, INC.

/s/ Ian Harper

Director, Investor Relations